Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES CONSOLIDATED RESULTS FOR THE FIRST HALF OF 20031

•	Consolidated net income of 13.2 million Euros in the first half of 2003, against a loss of 32.3 million Euros in the corresponding period of 2002
•	Turnaround results from considerable recovery in insurance combined with strong banking results in Portugal
•	Improved technical results, combined with strong investment performance, underpin the results of insurance subsidiaries
•	Significant growth in fee generation and capital markets results reinforce banking subsidiaries performance in Portugal

Luxembourg/Portugal – September 16, 2003 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon, NYSE: ESF) today announced un-audited consolidated results for the first half of 2003.

General Comments

Consolidated net income reached 13.2 million Euros, against a loss of 32.3 million Euros in the same period of 2002. This turnaround resulted mainly from the significant recovery in the performance of the insurance operations combined with the strong performance of the banking activities. The recovery in insurance reflected improved operational results achieved in both life and non-life activities as well as a considerable improvement in the results from the insurance companies’ investment portfolios.

1	Readers may find it useful to read the results releases of the main banking and insurance subsidiaries in conjunction with this release; all are available on ESFG’s website: www.esfg.com

ESFG’s banking subsidiaries in Portugal, the BES Group, outperformed the large banking groups in Portugal in the first half of 2003, against an environment of reduced economic activity. This reflects the continuing pursuit of organic growth and a highly selective approach to the credit portfolio combined with a vigorous strategy of cost containment and a policy of enhancing fee-generating activities linked to an increase in the quality of services.

The substantial turnaround in the performance of the insurance subsidiaries resulted from a combination of factors, which include the measures undertaken to render Companhia de Seguros Tranquilidade Vida’s (“Tranquilidade Vida”) investment portfolio less vulnerable to declines in stock exchange prices, the improvement in the performance of Portuguese and international stock exchanges and the effects of the increased selectivity and new business orientation in both Tranquilidade Vida’s life assurance activity and the non-life activity at Companhia de Seguros Tranquilidade (“Tranquilidade”).

Main Item Analysis

ESFG’s consolidated net interest income decreased by 14.0 per cent in June 2003 to 255.6 million Euros, mainly as a result of a modest 1.3 per cent growth in consolidated loans combined with a 44.4 per cent increase in provisions for loan losses, which reflect the economic slowdown experienced in Portugal over the year. In fact, BES Group increased its net provision charge by 77.1 per cent in the first half of 2003 compared with the same period in the preceding year, with particular emphasis on credit provisions.

Consolidated fees and commissions at ESFG in June 2003, showed an increase of 9.3 per cent over the same period in the preceding year, to reach 173.5 million Euros. This reflected a significant growth at the level of BES Group, partly offset by lower fee generation at the level of the Swiss private banking subsidiary, Compagnie Bancaire Espírito Santo (“CBESSA”). At BES Group, growth in fee income was primarily driven by traditional products, with positive contributions also derived from investment funds and bancassurance, as well as in fees and commissions arising from project finance activities. Improved service quality and initiatives aimed at strengthening loyalty among BES Group’s customer base were crucial contributors to the growth achieved. At CBESSA, fee generation was hampered by the decline in fees related to credit transactions and brokerage activities in the first half of 2003, as well as increased competition in the Swiss market.

Net trading Result on Trading and Investment Securities and Net gains on Foreign Currency Transactions posted a 143.6 per cent aggregate growth to 113.5 million Euros in the first half of 2003. This reflected improved results from capital markets activities at the BES Group, both from the commercial banking area and the investment banking activities. In commercial banking, BES continued to steer financial management in order to benefit from opportunities afforded by the recovering equity market as well as by the changing interest rate environment, benefiting from rate cuts during the first half of the year. In the investment banking area, BES Investimento consolidated its leadership in Portugal where it was given Euromoney’s award for best M&A house, and reinforced its presence in Spain and Brazil, particularly as originator of cross-border transactions.

ESFG’s consolidated Insurance Revenues grew by 13.1 per cent to 673.8 million Euros in the first half of 2003, when compared with the same period in 2002, due to the increase in premium income at ESFG’s life assurance subsidiary, Tranquilidade Vida. As a consequence of the increased emphasis on traditional products (such as private pension plans and traditional risk products) over capitalization products, premiums in private pension plans increased 19.3 per cent in the first six months of 2003. At the same time, Tranquilidade Vida's total market share is estimated to have risen from 16.7 per cent in the first half of 2002 to 17.5 per cent this year.

At the ESFG consolidated level, Insurance Benefits and Claims increased 10.1 per cent to 561.2 million Euros against the above-mentioned 13.1 per cent increase in insurance revenues. This reflects improvements in technical results both at Tranquilidade’s level, where technical results increased 147.5 per cent in the first half of 2003, and at Tranquilidade Vida, where technical results rose by a more modest 20.4 per cent in the same period. At Tranquilidade’s level, this improvement, as well as reduction in the combined ratio from 111.1 per cent in June 2002 to an exceptional 91.0 per cent in June 2003, resulted primarily from measures taken over the past eighteen months to improve Tranquilidade's underwriting results and reduce costs, which produced better than anticipated results. At Tranquilidade Vida, the improvement reflects the strategic decision to emphasize traditional life and pension products and the cost-cutting policies undertaken over the past eighteen months.

The 50.0 per cent decline in Insurance Underwriting and Related Expenses, from 108.2 million Euros in the first half of 2002 to 54.1 million Euros this year, primarily reflects the turnaround in the profitability of the investment portfolio at Tranquilidade Vida and, to a lesser extent, the greater efficiency of the insurance operations already highlighted in the performance of technical results. The combination of active measures designed to protect Tranquilidade Vida’s investment portfolio from declines in equity values with careful day-to-day management of the company’s portfolio and a slight improvement in the performance of Euronext Lisbon (the PSI-20 index grew 0.32 per cent in the first six months of 2003 against a decline of 13.1 per cent in the first half of 2002), were the main contributors to this improved profitability.

The cost-containment policies carried out at all levels of the ESFG group of companies led to a rise of just 2.0 per cent in Salaries and Benefits and a 1.4 per cent reduction in Occupancy Costs in the first half of 2003 against the same period in 2002.

Other Developments

In March 2003, Fitch Ratings initiated the public rating of ESFG (A- long term, F2 short term, outlook stable). In April 2003, ESFG terminated the rating contract with Standard and Poor’s and all ratings issued by this agency pertaining to ESFG were withdrawn at ESFG’s request. Standard and Poor’s continue to rate BES.

In May 2003, BES decided to merge its subsidiaries Besleasing Mobiliária, Besleasing Imobiliária and Euroges Factoring into a single non-bank credit institution, which will combine the businesses of those three institutions. Also in May 2003, BES decided to merge its subsidiaries Espírito Santo Dealer into BES Investimento, in order to concentrate investment banking and stockbrokerage activities. In July 2003, BES announced the sale of its participation in Credibom, a consumer credit company, to Banque Sofinco S.A. for a total consideration of 78.8 million Euros. The profit generated by this transaction was offset by a reserve against potential risks which may arise from the economic downturn in Portugal.

An interview with Manuel Villas-Boas, Director, in video/audio and text is available on http://www.esfg.com and http://www.cantos.com

###

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited	Audited
	30 Jun 2003	30 Jun 2002	31 Dec 2002

		(In millions of Euro)

ASSETS

Cash and due from banks	1,334.9	1,244.1	1,815.2
Interest-earning deposits with banks	4,873.9	3,495.1	4,929.7
Trading account securities	372.4	838.8	483.3
Investment securities	7,887.6	7,672.8	7,947.7
Other equity holdings	823.9	818.7	808.4
Loans and advances to customers	27,658.4	27,300.2	27,199.5
Allowance for loan losses	(820.7)	(675.2)	(782.6)
Accrued interest income	251.9	260.6	252.6
Property and equipment, net	457.1	515.3	527.6
Other assets	2,492.3	1,950.9	2,407.2

TOTAL ASSETS	45,331.7	43,421.3	45,588.6

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits from banks	3,258.6	3,359.1	3,977.0
Demand deposits	6,599.1	5,812.4	6,832.2
Time deposits	11,185.0	12,412.5	12,383.4
Securities sold under repurchase agreements	1,534.9	1,315.2	1,536.3
Other short-term borrowings	1,206.3	1,256.1	1,433.5
Insurance reserves	5,155.4	4,704.9	4,977.5
Accrued interest and other liabilities	1,732.2	1,353.3	1,088.6
Corporate borrowings and long-term debt	12,307.0	10,822.0	10,983.1
Convertible bonds	310.0	310.0	307.3

TOTAL LIABILITIES	43,288.5	41,345.6	43,518.9

MINORITY INTERESTS	1,995.4	2,068.9	2,029.4

SHAREHOLDERS' EQUITY

Common stock, EUR 10 par value	479.1	479.1	479.1
Treasury stock, at cost	(35.9)	(71.5)	(35.9)
Retained earnings and reserves	(390.3)	(407.9)	(407.8)
Accumulated foreign currency translation	(6.7)	5.6	1.5
Accumulated unrealized gains on investment securities held by insurance operations	1.6	1.5	3.4

TOTAL SHAREHOLDERS' EQUITY	47.8	6.8	40.3

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	45,331.7	43,421.3	45,588.6

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Unaudited	Unaudited	Audited
	30 Jun 2003	30 Jun 2002	31 Dec 2002

	(In millions of Euro, except for earnings per share)
Interest income
Interest on loans	694.1	725.9	1,489.6
Interest and dividends on securities
Trading securities	41.1	26.1	98.0
Investment securities	106.2	100.9	180.5
Other interest income	55.9	61.0	119.6

Total interest income	897.3	913.9	1,887.7

Interest expense
Interest on deposits	238.6	264.0	524.1
Interest on securities sold under repurchase agreements	22.7	13.5	41.9
Interest on short-term borrowings	21.2	27.8	47.5
Interest on corporate borrowings and long-term debt	221.3	214.2	438.3
Interest on convertible bonds	6.6	6.3	12.9

Total interest expense	510.4	525.8	1,064.7

Net interest income	386.9	388.1	823.0
Provisions for loan losses	(131.3)	(90.9)	(231.8)

Net interest income after provision for loan losses	255.6	297.2	591.2

Other income
Fee and commission income	173.5	158.7	297.5
Net trading result on trading and investment securities	14.4	0.4	(77.5)
Insurance revenues	673.8	595.6	1,219.0
Net gains on foreign currency transactions	99.1	46.2	216.5
Other operating income	63.9	62.5	152.4

Total other income	1,024.7	863.4	1,807.9

Other expenses
Salaries and benefits	220.6	216.2	441.8
Occupancy cost	27.4	27.8	55.2
Insurance benefits and claims	561.2	509.9	1,053.1
Insurance underwriting and related expenses	54.1	108.2	230.3
Depreciation	31.4	32.4	65.6
Amortization	48.0	42.9	93.3
Other expenses	184.6	162.6	342.4

Total other expenses	1,127.3	1,100.0	2,281.7

Income before income taxes and minority interests	153.0	60.6	117.4
Income taxes	(41.3)	(27.5)	(14.2)
Minority interests in income of consolidated subsidiaries	(98.2)	(64.4)	(146.4)
Earnings in Equity subsidiaries	(0.3)	(1.0)	(1.9)

Net income	13.2	(32.3)	(45.1)

Net income per share	0.29	(0.75)	(1.04)

Weighted average number of shares outstanding:	45,586,141	43,212,594	43,253,371